                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For May 31, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]          Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                     Yes [ ]                       No [X]

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) today announced that Marek Kreczmer, M.Sc. (Geo), P.Eng., has assumed the role of Chief
Executive Officer of the company, subject to TSX Venture Exchange approval. Mr.
Kreczmer, who was named President of Northwestern in October 2005, is an accomplished mining professional with extensive experience in uranium exploration and development. He succeeds founding CEO Kabir Ahmed, who remains with the company in an executive capacity as Chairman of the Board of Directors.
Northwestern has also restructured its Board with the addition of three respected geologists to reflect the company's focus on strengthening its position as an active uranium explorer.

"As Northwestern concentrates on the development of our highly prospective uranium portfolio, we will benefit from Mr. Kreczmer's direction and technical expertise, as well as the depth of knowledge that the new directors will bring,"
said Kabir Ahmed, Chairman of Northwestern. "Our team's considerable African mining and development experience and extensive network of regional mining contacts will assist Northwestern increase its independence from other uranium exploration firms operating in the Republic of Niger."

Mr. Kreczmer is a 30-year veteran of the mining industry and has worked for major and emerging companies focused on uranium, base and precious metals, including uranium producer Cameco Corp. He also has extensive experience in corporate governance and administration through his work as a current and former director of several publicly listed mining companies.

Founding CEO Kabir Ahmed will continue as an active and valued member of
Northwestern's executive management team as Chairman of the Board and will provide the company with legal, regulatory and corporate guidance. Mr. Ahmed served as CEO of Northwestern from its incorporation in September 2003, and under his leadership, Northwestern successfully secured its current property portfolio and recently completed a financing of approximately C$18 million.

"We would like to thank Mr. Ahmed for his tireless efforts in helping to build a strong, well-financed publicly traded company," said Mr. Kreczmer. "We look forward to his continuing contributions as we advance Northwestern to its next phase of growth."

BOARD RESTRUCTURING

Concurrent with the appointment of Marek Kreczmer as CEO, and subject to regulatory approval, Northwestern has appointed three respected geologists to its Board of Directors:

     o    Anton Esterhuizen, M.Sc., B.Sc. (Hons), is an experienced geologist renowned for his extensive experience in Africa. Among his career highlights, he is credited with the discovery and evaluation of the
          Xstrata Group's world-class, high-grade Rhovan vanadium deposit in
          South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits, which attracted major mining companies to that country.

     o    Simon Lawrence, MBA, B.Eng. (Hons), is an industry veteran whose background includes work with numerous publicly listed exploration companies across Africa and Europe, including Anglo American
          Corporation, South Africa (NASDAQ: AAUK), and most recently as Vice
          President of Corporate Development for Gabriel Resources Ltd. (TSX:
          GBU), for

          which he raised a total of C$200 million over five years. Mr. Lawrence also worked as a mining analyst for HSBC James Capel (now HSBC
          Securities) from 1995 to 1997.

     o    Currently the President of Vault Minerals Inc., Joseph D. Horne has
          worked in the mining industry for more than 20 years, spanning exploration and project development in both underground and open-pit production environments.

Northwestern would like to thank Wayne Beach, Jon North and J. Scott Waldie for their significant contributions to the growth and development of the company and for their dedicated service as they retire from the Northwestern Board of
Directors."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Kabir Ahmed
                                           ------------------------------------
                                               Kabir Ahmed
                                               Chairman

Date: May 31, 2006